Exhibit 1.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 -	Name and Address of Company

Miramar Mining Corporation (the “Company”)
Suite 300
889 Harbourside Drive
North Vancouver, British Columbia
V7P 3S1

Item 2 -	Date of Material Change

October 8, 2007

Item 3 -	News Release

A joint press release of the Company and Newmont Mining Corporation (“Newmont”) was issued in Canada prior to the opening of the market on October 9, 2007 through the facilities of Canada NewsWire, a copy of which has been filed on SEDAR.

Item 4 -	Summary of Material Change

The Company, Newmont and Newmont Mining B.C. Limited (the “Offeror”), an indirect wholly-owned subsidiary of Newmont, entered into a definitive support agreement dated October 8, 2007 (the “Support Agreement”) that provides for the acquisition by Newmont of all the outstanding common shares of the Company (the “Common Shares”) for C$6.25 cash per share.

The Offer will be made by way of a take-over bid, the full details of which will be contained in a take-over bid circular that is expected to be mailed to shareholders of the Company by the end of October.

The Offer values the Company at approximately C$1.5 billion on a fully-diluted basis and represents a premium of approximately 29% over the 20-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange through October 5, 2007.

All of the directors and senior officers of the Company have entered into written agreements to accept the offer and to tender their shares to the take- over bid.

Item 5 -	Full Description of Material Change

On October 8, 2007, the Company, Newmont and the Offeror entered into the Support Agreement pursuant to which Newmont will cause the Offeror to make the Offer to purchase all outstanding Common Shares, including Common Shares issuable, and that prior to the expiry of the Offer are actually issued, upon the exercise of stock options and warrants, but excluding Common Shares owned by the Offeror and its affiliates, at a price of $6.25 per share in cash. An affiliate of the Offeror currently owns 18,500,000 Common Shares and warrants (the “Newmont Warrants”) exercisable to purchase an additional 18,500,000 Common Shares.

The following is a summary of the Support Agreement which is qualified in its entirety by the full text thereof and is available on the system for Electronic Document analysis and retrieval (SEDAR) of the Canadian Securities Administrators at www.sedar.com.

The Support Agreement requires the Offeror to prepare and mail the Offer to the registered shareholders of the Company not later than October 31, 2007, subject to certain conditions. These conditions include, among other things (i) the execution of a lock-up agreement (the “Lock-up Agreements”) by all of the directors and senior officers of the Company (the “Locked-up Shareholders”), (ii) the board of directors of the Company having determined that the Offer is fair from a financial point of view to all shareholders of the Company (except for the Offeror and other Newmont subsidiaries) (the “ Company Shareholders”) and, accordingly, having unanimously approved the entering into of the Support Agreement and making the recommendation that Company Shareholders accept the Offer and not having withdrawn such recommendation or changed, modified or qualified such recommendation in a manner that has substantially the same effect or taken any other action or made any other public statement that is inconsistent with such recommendation, (iii) the board of directors having prepared and unanimously approved a directors’ circular unanimously recommending that Company Shareholders accept the Offer, (iv) the Company having complied with its covenants in the Support Agreement, including the “no solicitation” covenants (as described below), and (v) no Material Adverse Effect (as defined in the Support Agreement) in respect of the Company or its subsidiaries having occurred since December 31, 2006.

With respect to paragraph (i) above, all of the Locked-up Shareholders have executed a Lock-up Agreement pursuant to which each Locked-up Shareholder agrees on or before the fifth business day prior to the original expiry date of the Offer to irrevocable deposit with the depository (i) all Common Shares owned or subsequently acquired by such Locked-up Shareholder, and (ii) all documents necessary to either exercise the stock options held by such Locked-up Shareholder and irrevocably deposit the Common Shares issued upon such exercise or surrender such stock options in consideration for a payment per Common Share equal to the difference between the offer price and the exercise price. The Lock-up Agreements will terminate in the event of the termination of the Support Agreement.

With respect to paragraph (ii) above, the board of directors of the Company has received in support of its determination that the Offer is fair and to recommend that shareholders tender to the Offer the opinions of BMO Nesbitt Burns Inc. and Paradigm Capital Inc. that the Offer is fair from a financial point of view, to the Company Shareholders.

The Support Agreement sets forth the conditions to the Offeror’s obligation to make the Offer. These include, among other things, that (i) there shall have been validly deposited under the Offer and not withdrawn at the expiry of the Offer a number of Common Shares that, together with the Common Shares held by the Offeror and its affiliates, constitutes at least 66 2/3% of the Common Shares outstanding (calculated on a fully-diluted basis but excluding for the purpose of such calculation the Common Shares issuable upon exercise of the Newmont Warrants) (the “Minimum Tender Condition”), (ii) all governmental approvals, including pursuant to the Investment Canada Act and the Competition Act, having been obtained, (iii) the Support Agreement not having been terminated by the Company or the Offeror in accordance with its terms, and (iv) no Material Adverse Effect in respect of the Company having occurred. The Offeror will be entitled to modify or waive any term or condition of the Offer, provided that the Offeror cannot, without the Company’s prior consent, not to be unreasonably withheld, increase or decrease the Minimum Tender Condition, amend other specified terms of the Offer or otherwise vary the Offer or the terms or conditions thereof (except the waiver of a condition) in a manner that is adverse to the shareholders. Provided that the Minimum Tender Condition (in its current form) is satisfied, the Offeror will, within five business days of taking up and paying for the Common Shares deposited under the Offer, designate the board of directors of the Company. In addition, if, within 120 days of the Offer, it has been accepted by the holders of not less than 90% of the outstanding Common Shares, excluding Common Shares held by the Offeror or its affiliates, the Offeror may, to the extent possible, compulsorily acquire the remainder of the Common Shares pursuant to the statutory right of acquisition contained in the British Columbia Business Corporations Act.

The Support Agreement contains provisions governing the manner in which the Company is permitted to carry on business from the date thereof until the time the Offeror has designated the board of directors of the Company or the termination of the Support Agreement. In addition, the Support Agreement contains a “no solicitation” provision pursuant to which the Company has agreed that it will not, and will cause each of its subsidiaries not to, directly or indirectly, take any action of any kind that might reasonably be expected to, directly or indirectly, interfere with the successful acquisition of the Common Shares by the Offeror under the Offer. However, nothing in the Support Agreement will prevent the board of directors from withdrawing, modifying or qualifying (or proposing to do so) its approval or recommendation of the Offer in any manner adverse to the Offeror or engaging in discussions or negotiations with any person in response to an Acquisition Proposal (as defined below) made by such person (including providing access to information regarding the Company, subject to entering into a confidentiality agreement containing a standstill provision) if the board of directors receives an unsolicited bona fide written Acquisition Proposal from such person which is a Superior Proposal and the Company complies with the applicable requirements of the Support Agreement.

The Support Agreement defines the term:

(a)

“Acquisition Proposal” to mean any offer, proposal or inquiry from any person or group of persons after the date thereof relating to: (i) any acquisition or purchase, direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries or 20% or more of the voting or equity securities of the Company or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company, (ii) any take-over bid or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its subsidiaries whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company, or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of the Company; and

(b)

“Superior Proposal” to mean an unsolicited bona fide written Acquisition Proposal from a person subsequent to the date thereof (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Common Shares or substantially all of the assets of the Company (including the Hope Bay project) and offering or making available to all shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (ii) that complies with all applicable securities laws; (iii) that is not subject to a financing contingency and in respect of which such person has delivered to the board of directors a letter of commitment of one or more financial institutions of nationally recognized standing, such letter(s) committing the required funds to effect payment in full for all of the Common Shares on a fully-diluted basis; (iv) that is not subject to any due diligence and/or access condition; (v) that the board of directors has determined in good faith (after receipt of advice from its financial advisors and its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (vi) in respect of which the board of directors determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to shareholders would be inconsistent with its fiduciary duties and (y) that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), reasonably be expected to result in a transaction more favourable to the shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to its rights to match.

The Support Agreement provides that the Company will not accept, approve or recommend or enter into any agreement (other than a confidentiality agreement) relating to an Acquisition Proposal unless the Acquisition Proposal constitutes a Superior Proposal, (ii) the Company has complied with the applicable provisions of the Support Agreement, (iii) the Company has provided the Offeror with details of the Superior Proposal, (iv) the Company has allowed the Offeror five business days to amend the Support Agreement and the Offer, and the board of directors has determined in good faith (and after receiving advice from its financial advisors and outside legal counsel) that the Acquisition Proposal is a Superior Proposal compared to the amended Offer, (v) the Company has terminated the Support Agreement, and (vi) the Company has made the termination payment referred to below.

The Support Agreement provides for its termination by the Company or the Offeror in certain specified events including, among other things (i) by mutual consent, (ii) by the Company if the Offeror does not mail the Offer by the latest time provided for in the Support Agreement for doing so, (iii) by the Offeror, if any condition to making the Offer for its benefit has not been satisfied or waived, (iv) by the Offeror if the Minimum Tender Condition or any other condition of the Offer has not been satisfied or waived, (v) by the Company or the Offeror if the Offeror does not take up and pay for the Common Shares deposited under the Offer by the date that is four months following the mailing date of the Offer, (vi) by the Offeror if the Company is in default of any covenant or obligation contained in the “no solicitation” provisions, (vii) by the Offeror if the board of directors of the Company modifies, changes or qualifies its recommendation of the Support Agreement or the Offer in any manner adverse to the Offeror or recommends or approves (or publicly proposes to do so) an Acquisition Proposal, or (viii) by the Company if it enters into a definitive agreement with respect to a Superior Proposal.

In the circumstances set forth in paragraphs (v), (vi) and (vii) above or if any Acquisition Proposal is publicly disclosed and not formally withdrawn prior to the termination of the Offer or involves a person with whom the Company enters into a confidentiality agreement and prior to 12 months following termination of the Support Agreement, an Acquisition Proposal is consummated or the board of directors approves or recommends an Acquisition Proposal, the Company will be required to pay the Offeror a cash termination payment in the amount of $41.4 million. In the event of the termination of the Support Agreement because the Company is in material default of any covenant or obligation in the Support Agreement (other than those contained in the “no solicitation” provisions) or any representation or warranty made by the Company in the Support Agreement is or becomes untrue or incorrect in any material respect, the Offeror will be entitled to an expense reimbursement payment from the Company of $6 million (provided that the expense reimbursement is not payable if the termination payment is made).

Item 6 -	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 -	Omitted Information

No information has been omitted from this material change report.

Item 8 -	Executive Officer

Elaine Bennett
Vice President and Controller
Telephone: 604-985-2572

Item 9 -	Date of Report

October 12, 2007

MIRAMAR MINING CORPORATION

Per:	“Elaine Bennett”

Elaine Bennett
Vice President and Controller